THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

October 10, 2013

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Black Rock Petroleum Company
Form S-1 Registration Statement
File No. 333-189839

Dear Ms Parker:

  In response to your letter of comments dated September 23, 2013, please be advised as follows:

General

1.           The revisions you requested have been provided, however, we were unable to find the disclosure referenced in the third bullet point.

Reasons for the Distribution

2.           The information requested has been provided.

Business

Blank Check Corporation

3.           The additional disclosure you requested has been provided.

Sale of Oil and Gas Equipment

4.           The information you requested has been provided.

Management’s Discussion and Analysis or Plan of Distribution

Plan of Operation

5.           The information requested has been provided.

6.           The information requested has been provided.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
RE:	Black Rock Petroleum Company
Form S-1 Registration Statement
File No. 333-189839
October 10, 2013
Page 2

Financial Statements

7.           The financial statements have been updated and a new auditor’s consent has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc:  Black Rock Petroleum Company